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                                                                    EXHIBIT 21.1

Subsidiaries of Palmetto Bancshares, Inc.

The following table sets forth the subsidiaries of Palmetto Bancshares, Inc. on December 31, 1999. The common stock of each of these subsidiaries is 100 percent owned by its parent. The financial statements of all subsidiaries are included in the consolidated statements of Palmetto Bancshares, Inc. and subsidiaries.

The Palmetto Bank
      Palmetto Capital Inc.